UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Building B09

Intelligence Park No. 26 Yongtaizhuang North Road

Haidian District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Results of Autozi Internet Technology (Global) Ltd.’s meeting of the Holders of Class A Ordinary Shares and the Extraordinary General Meeting of Shareholders

The meeting of the holders of Class A Ordinary Shares (the “Class A Meeting”) and the extraordinary general meeting of shareholders (the “EGM”) of the Company was held virtually on November 11, 2025, Eastern Time.

At the Class A Meeting, the holders of the Class A Ordinary Shares duly adopted an ordinary resolution that the voting rights attached to each Class B Ordinary Share of the Company be increased to two hundred (200) votes on all matters subject to vote at general meetings of the Company (the “Voting Power Adjustment”).

At the EGM, shareholders of the Company duly adopted the following resolutions:

●	As an ordinary resolution, to approve the Voting Power Adjustment;

●	As a special resolution, to amend and restate the Memorandum and Articles of Association of the Company to reflect the Voting Power Adjustment;

●	As an ordinary resolution, to authorize the Board of Directors of the Company (the “Board”) to effect a share consolidation, whereby every issued and unissued ordinary share of the Company be consolidated at a ratio of not less than ten (10)-for-one (1) and not more than fifty (50)-for-one (1), with the exact ratio to be set at a whole number within the foregoing range to be determined by the Board in its sole discretion within twelve (12) months after the conclusion of the EGM (the “Share Consolidation”);

●	As a special resolution, entirely conditional upon the effectiveness of the Share Consolidation, to approve and adopt an amended and restated memorandum and articles of association of the Company to effect the Share Consolidation, so long as the Share Consolidation is implemented within twelve (12) months after the conclusion of the EGM.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board

Date: November 21, 2025